Nick Bhargava
600 Peachtree Street, Suite 810	nick@groundfloor.us
Atlanta, GA 30308	(404) 850-9225

April 29, 2021

Via Edgar Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Ruairi Regan and Mr. James Lopez

Office of Real Estate and Commodities

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A
Submitted April 29, 2021 File No. 024-11411

Dear Messrs. Regan and Lopez:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Groundfloor Yield LLC (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 5:00 p.m., Eastern Time, on April 30, 2021, or as soon thereafter as is practicable.

The Company also wishes to advise the Staff that it acknowledges the following:

•	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance, Inc., the manager of Groundfloor Real Estate 1, LLC

cc:	Brian Dally, Chief Executive Officer of Groundfloor Finance, Inc.
Brian S. Korn, Manatt, Phelps & Phillips, LLP, Counsel for Groundfloor Finance, Inc.